Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the previously filed Registration Statements of Illinois Tool Works Inc. on Form S-8 (File Nos. 333-105731, 333-108088, 333-69542, 333-142627, and 333-145392) and Form S-4 (File No. 333-163547) of our report dated February 17, 2012, relating to the financial statements of Illinois Tool Works Inc. and Subsidiaries and the effectiveness of Illinois Tool Works Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for a change in accounting to eliminate a one-month lag for reporting of the Company’s international operations outside of North America), appearing in the Annual Report on Form 10-K of Illinois Tool Works Inc. for the year ended December 31, 2011.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Chicago, Illinois
February 17, 2012